Exhibit 17.1 Director resignation letter

February 20, 2021

Paul:

It is with deep regret that I must resign from my position on the Raymond James board today for personal reasons.

My time on the board has been challenging and very rewarding and I am saddened that I can no longer fulfill my responsibilities to their fullest potential.

I would like to reiterate that my resignation in no way reflects any disagreement with Raymond James management, nor their practices and is purely predicated on personal circumstances.

I will miss my time on the board. I want to thank you for having given me the opportunity to serve.

I wish you all the best going forward.

/s/ Charles von Arentschildt